Media General, Inc.

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

January 30, 2014

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:      Media General, Inc.

Registration Statement on Form S-3

File No. 333-193636

Dear sir or madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Media General, Inc. respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-3 (SEC Accession No. 0001437749-14-001202) filed with the Securities and Exchange Commission on January 29, 2014.

Media General, Inc. requests that the above-listed Form S-3 Registration Statement filing be withdrawn to correct the submission of the Registration Statement, which was previously submitted as a Form S-3 submission, rather than the intended Form S-3ASR submission. Media General, Inc. confirms that no securities were sold under the Form S-3 Registration Statement for which this withdrawal is being requested.

Media General, Inc. respectfully requests your assistance in this matter. Please advise us if we can provide any further information. Please direct any further comments or questions regarding the revised disclosure document to Michael Levitt at Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8735.

Very truly yours,

MEDIA GENERAL, INC.

By:	/s/ Timothy J. Mulvaney
Name: Timothy J. Mulvaney
Title: Controller and Chief Accounting Officer